June 14, 2005



Mr. Barry MacNeil
Chief Financial Officer
Trans-Orient Petroleum Ltd.
1407-1050 Burrard Street
Vancouver, British Columbia, Canada  V6Z 2S3


	Re:	Trans-Orient Petroleum Ltd.
		Form 20-F for Fiscal Year Ended July 31, 2004
Filed January 31, 2005
		File No. 0-27668


Dear Mr. MacNeil:

      We have reviewed your filing and have the following comment.
We
have limited our review of your filing to that issue we have addressed
in our comment.   Where indicated, we think you should revise your
document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended July 31, 2004

Financial Statements

Auditors` Report

1. We note your auditors refer to another accountant in their report.
Please include the predecessor accountants` report in your Form
20-F
as required by Item 8.A of Form 20-F. Please note you may not incorporate these reports as an exhibit in the Form 20-F. Closing Comments

       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.



You may contact Ryan Milne at (202) 551-3688, or Jenifer Gallagher at
(202) 551-3706, if you have questions regarding comment on the financial statements and related matters.  Please contact me at
(202)
551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
	Ms. Jenifer Gallagher
Mr. Barry MacNeil
Trans-Orient Petroleum Ltd.
June 14, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05